EXHIBIT 99.1

Elbit Vision Systems Announces First Quarter 2014 Results

Revenues of $1.34 Million; Return to Profitability With Net Profit at $175 Thousand

CAESAREA, Israel, June 26, 2014 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending March 31, 2014.

First Quarter 2014 Results

Revenues for the quarter were $1.34 million, representing an increase  of 6.3% compared to $1.26 million in the first quarter of 2013.

Gross profit on a GAAP basis for the quarter was $0.65 million, representing 48.3% of revenues, compared to $0.6 million for the first quarter of 2013, representing 47.4% of revenues. Gross margins improved due to the increase in revenues.

Operating income on a GAAP basis for the quarter was $151 thousand compared with an operating loss of $2 thousand in the first quarter of 2013.

Net income on a GAAP basis for the quarter was $175 thousand, compared to a net loss of $59 thousand in the first quarter of 2013.

Management Comment

Sam Cohen, CEO of EVS commented, "We are very pleased with the marked improvement  in our first quarter 2014 results, particularly our return to net profitability and our strong growth in revenue compared with the previous quarters. We expect to see continued sequential improvement in our financial results throughout 2014. For the second quarter, we expect revenues to grow to around $1.5 million level."

Concluded Mr. Cohen, "We have made strong investments in our technology and product offering over the past few years and as we move into 2014, we are finally at a stage in which we expect to see the fruits of our efforts. We believe that 2014 will very much represent a historic turnaround year for EVS."

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2014
IN U.S. DOLLARS

	Mar-31		Dec-31
	2014	2013	2013

	U.S. dollars in thousands
	(except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	334	855	152
Restricted deposits (short term)	34	32	34

Trade account receivables	1,020	1,000	1,013
Other receivables	161	176	120
Inventories	920	769	865

Total current assets	2,469	2,832	2,184

LONG-TERM RECEIVABLES:

Severance pay fund	295	283	296
Other long-term receivables	121	189	87
Total long-term receivables	416	472	383

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	28	42	31

OTHER ASSETS
Goodwill	242	242	242

Total assets	3,155	3,588	2,840

	Mar-31		Dec-31
	2014	2013	2013

	In thousands
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	183	183	183
Current Maturities of Loan from Shareholder and Other	370	568	370

Trade account payable	782	480	738
Deferred revenues	343	53	38
Other payables	440	470	523

Total current liabilities	2,118	1,754	1,852

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	747	1,100	838
Other Long Terms liabilities	675	767	708
Accrued severance pay	311	299	314
Total long-term liabilities	1,733	2,166	1,860
Total liabilities	3,851	3,920	3,712

SHAREHOLDERS' DEFICIENCY	(696)	(332)	(872)

Total liabilities and shareholders' deficiency	3,155	3,588	2,840

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014
IN U.S. DOLLARS

	3 months ended		year ended
	Mar-31		December 31,
	2014	2013	2013

	U.S. dollars in thousands
	(except per share data)

REVENUES	1,338	1,256	4,258

COST OF REVENUES	692	661	2,479

GROSS PROFIT	646	595	1,779

RESEARCH AND DEVELOPMENT EXPENSES – net	107	152	625
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	217	271	1,022
General and administrative	171	174	866

OPERATING PROFIT	151	(2)	(734)

FINANCIAL (EXPENSES) INCOME - net	24	(57)	(278)
OTHER (EXPENSES) INCOME – net	--		--
PROFIT(LOSS) BEFORE TAXES ON INCOME	175	(59)	(1,012)

TAXES ON INCOME	--	--	--
NET PROFIT(LOSS) FOR THE PERIOD	175	(59)	(1,012)

PROFIT (LOSS) PER SHARE- BASIC	0.002	(0.001)	(0.013)
PROFIT (LOSS) PER SHARE- DILUTED	0.002	(0.001)	(0.013)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE:
BASIC (IN THOUSANDS)	80,798	74,916	78,155
DILUTED (IN THOUSANDS)	80,798	74,916	78,155
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com